FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of February

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date_______________ Form 6-K	By: /s/Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

Press Release
 February 6, 2004

Highlights
Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m incl. 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
 8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 203,483 t @ 14.5 g/t Au 14.13 g/t Au / 13 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996
Resource Award 2001

Working Capital
Over $18,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Cambior
Noranda
Novicourt

RELEASE OF SHARES HELD IN ESCROW

Virginia Gold Mines Inc. (« Virginia ») announces that on January 29, 2004, an amendment was made to the June 14, 2002 escrow agreement regarding 369,877 shares held in escrow. These shares are held as follows

:· Knorr Capital Inc. 2 000
· Claude St-Jacques 8 334
· Paul Archer 20 492
· Michel Cyr 8 333
· Jean Descarreaux 8 333
· André Gaumond 322 385

The new terms of issuance are:

· 60 days following the transmission of this news release -> release of 25% of current escrowed shares;
· 6 months following the transmission of this news release -> release of 50% of the remaining escrowed shares;
· 12 months following the transmission of this news release -> release of 75% of the remaining escrowed shares;
· 18 months following the transmission of this news release -> release of all remaining escrowed shares.

For further information: André Gaumond, President Amélie Laliberté, Investor Relations Tel: (800) 476-1853 -(418) 694-9832 Fax: (418) 694-9120 E-mail: mines@virginia.qc.ca Internet: www.virginia.qc.ca